Dynamic Offshore Resources, Inc.

1301 McKinney, Suite 900

Houston, Texas 77010

(713) 728-7840

April 17, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall

Re:	Dynamic Offshore Resources, Inc. — Form S-1 (File No. 333-176521)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Dynamic Offshore Resources, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above captioned Registration Statement, including all amendments thereto (the “Registration Statement”), be withdrawn as of the date hereof or as soon thereafter as practicable.  The Registrant no longer intends to proceed with a registered public offering of its securities at this time.  The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.  The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Thomas R. Lamme at 713-728-7840.

Sincerely yours,

Dynamic Offshore Resources, Inc.

By:	/s/ G.M. McCarroll
Name: G.M. McCarroll
Title: President and Chief Executive Officer